

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2018

Todd Girolamo
SVP, General Counsel and Corporate Secretary
Caladrius Biosciences, Inc.
800 Westchester Ave.
Ste. N341
Rye Brook, NY 10573

> **Re: Caladrius Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 24, 2018**
> **File No. 333-226319**

Dear Mr. Girolamo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Killoy at (202) 551-7576 with any questions.

Division of Corporation Finance
Office of Beverages, Apparel and
Mining